SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated July 23rd, 2007 announcing Registrant’s second quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: July 23rd, 2007

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

ANOTHER RECORD QUARTER:
Q2 SALES UP 82% TO $6.6M
WITH $1.6M NET INCOME

– For 6-Month Period, $12.7M in Revenues, $2.8M Net Income
and $0.47 EPS (diluted) –

        KFAR SAVA, Israel – July 23, 2007 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported record revenues, operating income and net income for the second quarter ended June 30, 2007.

        Revenues for the second quarter of 2007 were $6.6 million, an increase of 82% compared with $3.6 million recorded in the second quarter of 2006. These are the Company’s highest revenues on record and its 14th consecutive quarter of rising sales, representing 9% growth compared to the first quarter of 2007.

        Operating income for the quarter reached a record of $1.4 million, an increase of 346% compared to the second quarter of 2006. Net income for the second quarter was $1.6 million, or $0.25 per diluted share ($0.26 per basic share), a 392% increase compared to $319,000, or $0.06 per share (basic and diluted) for the second quarter of 2006.

        Revenues for the first half of 2007 were $12.7 million, an increase of 83% compared with $6.9 million recorded in the first six months of 2006. Operating income for the period was $2.6 million compared to $816,000 for the first half of 2006. Net income for the first half of 2007 was $2.8 million, or $0.47 per diluted share ($0.49 per basic share), an increase of 225% compared to $867,000, or $0.16 per diluted share ($0.17 per basic share) for the first six months of 2006.

        Commenting on the results, Shaike Orbach, President and CEO, said, “The second quarter was another period of growing sales and profits for Silicom. We are particularly proud of the above-20% operating margins that we have achieved for both the quarter and the six-month period, a result of our ability to leverage our current cost structure to support a higher level of sales. Our balance sheet includes the contribution of the successful PIPE (Private Investment into Public Entity) financing with gross proceeds of $17.9 million that we closed in May, a transaction that we carried out to increase our working capital and to fund our long-term work plans. Taken as a whole, we are pleased with our progress and working to build the Company for the benefit of our shareholders.”

Quarterly Conference Call

The Company will host a conference call today, July 23rd, at 9:00am EDT. On the call, management will review and discuss the results, and will also be available to answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 281 1167
UK: 0 800 917 9141
ISRAEL: 03 918 0609
INTERNATIONAL: +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 646 201 9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended June 30,		Six-month period ended June 30,

	2007	2006	2007	2006

Sales	$6,617	$3,635	$12,666	$6,922
Cost of sales	3,983	2,317	7,634	4,285

Gross profit	2,634	1,318	5,032	2,637

Research and development costs, gross	524	508	1,063	908
Less - royalty bearing participations	--	(3)	--	(3)

Research and development costs, net	524	511	1,063	911

Selling and marketing expenses	382	276	782	496
General and administrative	289	208	542	414

	1,195	995	2,387	1,821

Operating income	1,439	323	2,645	816

Financial income, net	283	(4)	352	51

Income before taxes on income	1,722	319	2,997	867
Taxes on income	153	--	183	--

Net income	$1,569	$319	$2,814	$867

Basic income per share	$0.26	$0.06	$0.49	$0.17

Weighted average number of shares outstanding -
Basic EPS (in thousands)	6,067	5,198	5,716	5,077

Diluted income per share	$0.25	$0.06	$0.47	$0.16

Weighted average number of shares outstanding -
Diluted EPS (in thousands)	6,328	5,418	5,951	5,312

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	June 30, 2007 (Unaudited)	December 31, 2006 (Audited)

Assets

Current assets
Cash and cash equivalents	$13,765	$4,513
Short term investments	6,749	1,009
Trade receivables	4,181	3,277
Other receivables	721	301
Inventories	6,066	3,739
Deferred taxes	63	46

	31,545	12,885

Long term investments	9,134	3,811
Severance pay fund	774	730
Property and equipment, net	496	379
Other assets	44	48

Total assets	$41,993	$17,853

Liabilities and shareholder's equity

Current liabilities
Trade payables	4,210	2,481
Other payables and accrued liabilities	1,100	971

Total current liabilities	5,310	3,452

Liability for severance pay	1,390	1,220

Total liabilities	6,700	4,672

Shareholders' Equity
Share capital and additional paid in capital	31,172	11,874
Treasury stock	(38)	(38)
Retained earnings	4,159	1,345

	35,293	13,181

Total liabilities and shareholders equity	$41,993	$17,853